June 11, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	j2 Global, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-25965

Dr. Mr. Spirgel:

The purpose of this letter is to confirm a telephone conversation between representatives of j2 Global, Inc. (the “Company”) and the staff (the “Staff”) of the Securities and Exchange Commission on June 8, 2015, pursuant to which the Staff approved the Company’s request to extend the due date for the Company’s response to the Staff’s comment letter dated June 5, 2015, to no later than July 6, 2015.

Please call me at (323) 860-9276 if you have any questions.

Sincerely,

/s/ Jeremy Rossen
Jeremy Rossen
Vice President and General Counsel

cc:           Nehemia Zucker, Chief Executive Officer

Patrick S. Brown
(Sullivan & Cromwell LLP)